[LETTERHEAD OF HEDGER & HEDGER]

July 26, 2006

Russell Mancuso, Esq.
Branch Chief
Division of Corporate Finance
Mail Stop 6010
Securities and Exchange Commission
Washington DC 20549

Re:	Derma Sciences, Inc. - File No. 333-135028; Registration Statement on Form S-3 - Amendment No. 1

Dear Mr. Mancuso:

Derma Sciences, Inc. (the “Registrant”) hereby files amendment 1 to the above captioned registration statement on Form S-3. Headings and paragraph numbers refer to corresponding headings and paragraph numbers of the staff’s June 30, 2006 comment letter.

Where You Can Find More Information, Page 8

1.     Incorporation by Reference. We have incorporated by reference under this heading: (i) the Exchange Act registration statement required by Form S-3 Item 12(a)(3), (ii) the Registrant’s quarterly report on Form 10-QSB filed May 15, 2006, and (iii) the Registrant’s current report on Form 8-K/A filed June 30, 2006 relative to the financial statements and pro forma information required by item 310(c) and (d) of Regulation S-B for the acquisition of Western Medical, Inc.

Selling Shareholders, Page 10

2.     Details Relative to the Offered Securities. The Registrant on April 18, 2006 privately sold 2,655,098 units (the “Units”), at $2.40 per Unit, each Unit consisting of four shares of the Registrant’s common stock, $0.01 par value (the “Common Stock”), and one five-year warrant to purchase one share of Common Stock at the price of $1.00 (the “Investor Warrants”). The Registrant paid commissions to two registered broker-dealers (“Placement Agents”) incident to the sale of the Units in the total amount of $412,911 and issued 754,806 five-year warrants to purchase Common Stock of the Registrant, exercisable at $0.72 per share, (“Placement Agent Warrants”) to Taglich Brothers, Inc.

Neither the Units nor the Common Stock component of the Units nor the Common Stock issuable upon exercise of the Investor Warrants or Placement Agent Warrants were registered

Russell Mancuso, Esq.
July 26, 2006

under the Securities Act of 1933 (the “Act”) and were offered pursuant to the exemptions from registration set forth in Section 4(2) of the Act and Regulation D, Rules 501-503 and 506 promulgated thereunder. The Units were offered exclusively to “accredited investors” as this term is defined in Rule 501(a) of Regulation D. The Investor Warrants and Placement Agent Warrants expire on April 30, 2011.

All of the selling shareholders, with the exceptions of Taglich Brothers, Inc. and affiliates thereof named in response to item 4 below (the “Broker-Dealer Affiliates”), acquired their Common Stock and Investor Warrants for cash consideration paid to the Registrant pursuant to the Registrant’s above described private offering of the Units. The Broker-Dealer Affiliates acquired the Placement Agent Warrants as their respective shares of the compensation paid to Taglich Brothers, Inc. in its capacity as Placement Agent.

For further details concerning the Registrant’s sale of the Units, together with copies of the subject private placement memorandum, purchase agreement, warrant agreement, placement agreements and legal opinion, please refer to the Registrant’s current report on Form 8-K filed April 24, 2006.

3.     Individuals Maintaining Voting and Dispositive Authority. With respect to all selling shareholders other than individuals who are also beneficial owners, we furnish below the names and contact information of those individuals who maintain voting and dispositive authority relative to the Common Stock component of the Units as well as the Common Stock issuable upon exercise of the Investor Warrants and Placement Agent Warrants:

Selling Shareholder	Individual(s) with Voting and Dispositive Authority	Contact Information/ Comments

Arthur Resnikoff IRA	Arthur Resnikoff	593 Buena Vista West San Francisco, CA 94117 (415) 252-0551
This selling shareholder was previously identified as Resnikoff Pershing LLC. Pershing LLC is the IRA custodian.

Russell Mancuso, Esq.
July 26, 2006

Selling Shareholder	Individual(s) with Voting and Dispositive Authority	Contact Information/ Comments

Barbara J. Bissaillon IRA	Barbara J. Bissaillon	16031 Fontaine Avenue Austin, TX 78734 (512) 266-4072
This selling shareholder was previously identified as Bissaillon Pershing LLC. Pershing LLC is the IRA custodian.
Brooke C. Esposito SEP	Brooke C. Esposito	88 South Howell Point Road Bellport, NY 11713 (631) 475-0809
This selling shareholder was previously identified as Crowley Esposito Pershing LLC. Pershing LLC is the SEP custodian.
Comvita New Zealand Limited	Neil J. Craig, Chairman	P.O. Box 13155 Tauranga New Zealand 011-64-7-577-4732
	Alan J. Bougen, Director	325b Ocean Beach Road Mt Maunganui New Zealand 011-64-7-575-2310
	William J. Bracks, Director	52 Fairview Pl Te Puke New Zealand 011-64-7-573-7000
	Robert B. Tait, Director	52 Hoskins Road Matapihi, R D 5 Tauranga New Zealand 011-64-7-571-1566

Russell Mancuso, Esq.
July 26, 2006

Selling Shareholder	Individual(s) with Voting and Dispositive Authority	Contact Information/ Comments

	Jeffrey K. Williams, Director	P.O. Box 13315 Tauranga New Zealand 011-64-7-552-0865
	Thomas D. C. Cullwick, Director	P.O. Box 19048 Wellington New Zealand 011-64-4-471-1347
Dolphin Offshore Partners, LP	Peter Salas, General Partner	128 East 17th Street New York, NY 10007 (212) 982-5071
Ernest H. Hill Trust	Ernest H. Hill, Trustee	1370 Deborah Drive Clarkdale, AZ 86324 (928) 634-1969
This selling shareholder was previously identified as Ernest H. Hill.
Iroquois Master Fund	Joshua Silverman, Fund Manager	641 Lexington Avenue 26th Floor New York, NY 10022 (212) 920-8166
John J. Resich, Jr. Trust	John J. Resich, Jr., Trustee	840 West 9th Street San Pedro, CA 90731 (310) 832-2618
This selling shareholder was previously identified as John J. Resich, Jr.

Russell Mancuso, Esq.
July 26, 2006

Selling Shareholder	Individual(s) with Voting and Dispositive Authority	Contact Information/ Comments

John R. Bertsch Trust	John R. Bertsch, Trustee	4151 Reeds Lake Blvd SE Grand Rapids, MI 49506 (616) 975-0427
This selling shareholder was previously identified as John R. Bertsch.
John R. Worthington Trust	John R. Worthington	6025 Lake Geneva Drive Reno, NV 89511 (775) 849-0849
Keukenhof Equity Fund	Michael C. James, General Partner	22 Church Street, Suite 5 Ramsey, NJ 07446 (201) 995-1950
Louis & Judith Miller Trust	Louis Miller, Trustee	908 North Rexford Drive Beverly Hills, CA 90210 (310) 274-2750
This selling shareholder was previously identified as Louis & Judith Miller Family.
Nite Capital LP	Keith Goodman, Manager of General Partner	405 Lexington Avenue 26th Floor New York, NY 10174 (847) 968-2658
Philip & Rachel Baroni Trust	Philip Baroni, Trustee	108 Breeds Hill Road Hyannis, MA 02601 (508) 771-8100
This selling shareholder was previously identified as Philip & Rachel Baroni.
R2MJ, LLC	Richard Baum, General Partner	10 Kinzel Lane West Orange, NJ 07052 (973) 325-5950

Russell Mancuso, Esq.
July 26, 2006

Selling Shareholder	Individual(s) with Voting and Dispositive Authority	Contact Information/ Comments

RAB American Opportunities Fund	Arild Eide, Fund Manager	c/o RAB Capital Plc 1 Adam Street London, England WC2N 6LE 44-20-7389-7000
RAB North American Dynamic Fund	Arild Eide, Fund Manager	c/o RAB Capital Plc 1 Adam Street London, England WC2N 6LE 44-20-7389-7000
Robert F. Taglich IRA	Robert F. Taglich	7 Marks Place Cold Spring Harbor, NY 11724 (631) 757-1500
This selling shareholder was previously identified as Taglich Pershing LLC. Pershing LLC is the IRA custodian.
Robert W. Main Trust	Robert W. Main, Trustee	3607 South 14th Street Alexandria, VA 22302 (703) 931-2373
This selling shareholder was previously identified as Robert W. Main.
Ronald C. Hintz SEP	Ronald C. Hintz	3532 Blair Court West Bloomfield, MI 48323 (248) 505-9322
This selling shareholder was previously identified as Hintz Pershing LLC. Pershing LLC is the SEP custodian.

Russell Mancuso, Esq.
July 26, 2006

Selling Shareholder	Individual(s) with Voting and Dispositive Authority	Contact Information/ Comments

Samuel E. Leonard IRA	Samuel E. Leonard	8281 San Dimas Atascadero, CA 93422 (805) 466-7456
This selling shareholder was previously identified as Leonard Pershing LLC. Pershing LLC is the IRA custodian.
Shadow Capitol LLC	B. Kent Garlinghouse, Managing Member	3601 SW 29th Street Topeka, KS 66614 (785) 273-3990
Shirley J. Lewis Trust	Guy W. Lewis, Trustee	3167 East 87th Street Tulsa, OK 74137 (918) 298-7173
This selling shareholder was previously identified as Shirley J. and Guy W. Lewis.
Spahr-Derebery Family Trust	Gregory E. Spahr, Trustee	2961 Haddington Drive Los Angeles, CA 90064 (310) 837-2900
Starr F. Schlobohm Trust	Starr F. Schlobohm, Trustee	47 Michawanic Road 3D Sanbornville, NH 03872 (603) 569-9790
This selling shareholder was previously identified as Starr F. Schlobohm.
Taglich Brothers, Inc.	Michael N. Taglich, President	The Chrysler Building 405 Lexington Avenue 51st Floor New York, NY 10174 800-456-1220

Russell Mancuso, Esq.
July 26, 2006

Selling Shareholder	Individual(s) with Voting and Dispositive Authority	Contact Information/ Comments

Thomas J. Waggoner Marital Trust	Patsy Ann Waggoner, Trustee	241 West 6th Street Bristow, OK 74010 (918) 367-5149
Thuemling Industrial Products, Inc. Profit Sharing Plan	Pension, Inc. and Terry Thuemling, Trustees	136 North Maple Avenue Green Bay, WI 54303 (262) 547-1789
This selling shareholder was previously identified as Pension, Inc.
Vito S. Portera Trust	Vito S. Portera, Trustee	5 Stratton Road Purchase, NY 10577 (914) 253-8253
This selling shareholder was previously identified as Vito S. Portera.

4.     Broker-Dealer Affiliates. The following selling shareholders are affiliates of the broker-dealer and selling shareholder Taglich Brothers, Inc.:

Taglich Brothers, Inc. Russell Bernier Michael Brunone Douglas Hailey Richard C. Oh Vincent M. Palmieri Robert C. Schroeder Claudia Taglich Michael N. Taglich Robert F. Taglich

Russell Mancuso, Esq.
July 26, 2006

Taglich Brothers, Inc. and the foregoing individuals may be reached at:

Taglich Brothers, Inc. The Chrysler Building 405 Lexington Avenue, 51st Floor New York, NY 10174 800-456-1220

The following selling shareholders are affiliates of the broker-dealer Oppenheimer & Co., Inc.:

Frank Kee Colen Zubin R. & Dilnaz Z. Mory

The foregoing individuals may be reached at:

Oppenheimer & Co., Inc. 125 Broad Street New York, NY 10004 212-668-8018

Financial Statements

5.     Financial Statements and Pro Forma Information. The Registrant filed the financial statements and pro forma information required by Item 310(c) and (d) of Regulation S-B relative to the acquisition of Western Medical, Inc. with its current report on Form 8-K/A on June 30, 2006 which report is incorporated by reference in the registration statement.

Prospectus – Additional Amendments

In addition to the above described amendments to the prospectus in response to the staff’s comments, the following prospectus amendments were effected:

(i)     Cover Page. The last sentence of paragraph 2 of the prospectus cover page was amended to reflect the closing price of the Registrant’s common stock as of July 19, 2006.

(ii)     Trading Range – Common Stock. The table under the second risk factor on page 4 of the prospectus was updated to reflect high and low prices for the first six (vice five) months of 2006. This update did not result in changes to the table.

(iii)     Selling Shareholders. The first sentence of paragraph 2 under the heading Selling Shareholders on page 10 of the prospectus was amended to reflect that information relative to

Russell Mancuso, Esq.
July 26, 2006

selling shareholders’ ownership of common stock is current as of July 15, 2006. This update did not result in changes to the selling shareholders table.

Very truly yours,

HEDGER & HEDGER

/s/ Raymond C. Hedger, Jr.

cc:	Jay Mumford, Esq. Edward J. Quilty John E. Yetter, CPA